Pembina Pipeline Corporation Announces Significant Milestones Achieved on Cedar LNG
All financial figures are in Canadian dollars unless otherwise noted. This news release refers to certain financial measures and ratios that are not specified, defined or determined in accordance with Generally Accepted Accounting Principles ("GAAP"), including Cedar LNG annual run rate adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA"). For more information see "Non-GAAP and Other Financial Measures" herein.
CALGARY, ALBERTA, April 4, 2024 – Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) with its partner the Haisla Nation are pleased to announce the significant progress achieved on the proposed Cedar LNG project (the "Project"), including securing long-term commercial offtake support and issuing a Notice to Proceed ("NTP") to Samsung Heavy Industries and Black & Veatch (collectively the "EPC contractors"). These critical milestones allow Cedar LNG to initiate the project financing process and the Haisla Nation to commence a process to support its equity contributions in advance of a final investment decision ("FID"), expected by the middle of 2024.

Highlights
•Commercial Offtake Secured – a 20-year take-or-pay liquefaction tolling services agreement with a fixed toll has been signed with ARC Resources Ltd. ("ARC Resources") for 1.5 million tonnes per annum ("mtpa"). In addition, Pembina has executed an identical bridging agreement with Cedar LNG for 1.5 mpta. Pembina intends to assign its capacity to a third-party following a positive FID, with commercial offtake discussions continuing with multiple other customers.
•Issued Notice to Proceed – in order to maintain schedule, a NTP has been issued to the EPC contractors to continue the engineering, procurement and construction for the design, fabrication and delivery of the Project’s floating liquefied natural gas ("LNG") production unit.
•Capital Costs – Cedar LNG has completed a detailed Class III level capital cost estimate of approximately US$3.4 billion (gross), including US$2.3 billion (gross), or approximately 70 percent, which is under a fixed-price, lump-sum agreement.
•Advancing Pembina’s Strategic Priorities – subject to a positive FID, Cedar LNG is expected to generate annual run-rate adjusted EBITDA of US$200 million to US$260 million, net to Pembina, derived from low risk, long-term, take-or-pay cash flows, together with potential incremental cargos and marketing upside, while further extending Pembina’s value chain to access resilient markets and increasing its exposure to lighter hydrocarbons.

Cedar LNG Overview
The Project is a proposed floating LNG facility in Kitimat, British Columbia, within the traditional territory of the Haisla Nation. While the Project was originally contemplated as a 3.0 mtpa facility, its nameplate capacity of 3.3 mtpa reflects engineering optimization and a capital efficient option to enhance the Project’s economics. The Project will provide a valuable outlet for Western Canadian Sedimentary Basin ("WCSB") natural gas to access global markets and is expected to achieve higher prices for Canadian producers, contribute to lower overall global emissions, and enhance global energy security. Given the Project will be a floating LNG facility, manufactured in the controlled conditions of a shipyard, it is expected that the Project will have lower construction and execution risk. Further, powered by BC Hydro, the Project is expected to be one of the lowest emissions LNG facilities in the world.
Pembina expects Asian markets to be the key growth driver of long-term global LNG demand, with North American projects well positioned to meet this growing demand. Cedar LNG is competitively advantaged to supply Asian markets due to a low-cost, abundant natural gas feedstock from the growing Montney play and a shorter shipping route, along with providing offtakers with geographic portfolio diversification and the avoidance of Panama Canal shipping delays.

Commercial Structure
Cedar LNG has secured a 20-year take-or-pay, fixed toll contract with ARC Resources for 1.5 million mtpa of LNG. As part of the agreement, ARC Resources will supply Cedar LNG approximately 200 million cubic feet per day of natural gas via Coastal GasLink ("CGL") from its production base in the Montney. ARC Resources is a global leader in providing reliable and responsibly produced energy to key consuming markets. To date, ARC Resources has announced long-term agreements with industry-leading LNG projects in Canada and the U.S. Gulf Coast. Having ARC Resources participate in Cedar LNG is a testament to the value proposition the Project has on a global scale.
"The Cedar LNG project will play a critical role in bringing low-cost, low-emissions Canadian natural gas to the world, while delivering economic benefits to communities and Canadians here at home," said Terry Anderson, President and Chief Executive Officer of ARC Resources. "We are proud to partner with Cedar LNG, the Haisla Nation and Pembina Pipeline who share our commitment to responsible energy development."
Pembina has also entered into an identical bridging agreement with Cedar LNG for 1.5 mtpa of capacity. Commercial offtake negotiations with multiple other customers continue to progress as Pembina plans to assign its capacity to a third-party following a positive FID. Having the Project fully contracted by investment grade counterparties allows Cedar LNG and the Haisla Nation to initiate their respective financing processes, which reduces Pembina’s exposure to future cash outlays and financial assurances, maintains the Project’s FID and in-service timing, preserves the validity of the EPC contract, and avoids incremental delay related cost escalation risk.
"We are extremely pleased to be working with ARC Resources to deliver Canadian LNG to world markets, given their expertise and track-record as a responsible producer of natural gas and knowledge of global LNG dynamics," said Scott Burrows, Pembina’s President and Chief Executive Officer. "Working together, the Haisla Nation, ARC Resources, and Pembina are committed to making an Indigenous majority-owned LNG facility a reality while simultaneously being a leader in environmental stewardship and delivering low carbon energy solutions."
Baker Botts L.L.P. acted as legal counsel to Cedar LNG with respect to the commercial agreements.

EPC Contract
Following the finalization of the commercial offtake agreements and in order to maintain schedule, Cedar LNG issued a NTP to the EPC contractors to continue the engineering, procurement and construction for the design, fabrication and delivery of the Project’s floating LNG production unit. Samsung Heavy Industries is a global leader with 50 years of experience in shipbuilding and delivering offshore EPC projects. Black & Veatch brings decades of proven leadership in FLNG performance with a safe, efficient, and on-time execution track record. The EPC contractors collectively bring extensive qualifications and deep experience to the Project.
"Today’s achievements mark an exciting time for our Nation as we seek to make Cedar LNG – the world’s lowest carbon and first Indigenous majority-owned LNG Facility – a reality in the coming months," said Crystal Smith, Chief Councillor for Haisla Nation. "I am incredibly grateful to our Nation, all levels of government, Pembina and all our partners who have supported our journey to advance a project that protects our environmental and cultural values, while delivering prosperity for decades to come."
King & Spalding LLP acted as legal counsel to Cedar LNG with respect to the EPC contract.

Delivering on Pembina’s Strategic Priorities
In early 2023, Pembina outlined a strategy designed to ensure it remains resilient into the future. Cedar LNG advances each of Pembina’s four strategic priorities.
•To be resilient we will sustain, decarbonize, and enhance our business. Consistent with Pembina’s well-established commitment to its financial guardrails, Cedar LNG will enhance the commercial model underpinning its business by growing the contribution from low risk, long-term, take-or-pay contracted cash flows from investment grade counterparties. Additionally, Cedar LNG creates incremental egress for WCSB natural gas, enabling core business growth opportunities, including transportation and fractionation services for associated NGL volumes. Furthermore, Cedar LNG will afford integration opportunities within the business, including potential marketing opportunities.
•To thrive, we will invest in the energy transition to improve the basins in which we operate. Pembina is committed to developing new business platforms within the low-carbon space that are strategically aligned with, and benefit from, Pembina’s core business. The Project is expected to be one of the lowest emissions LNG facilities in the world and provide export service for Canadian natural gas, which is expected to contribute to global decarbonization and increase Pembina’s exposure to lighter hydrocarbons.
•To meet global demand, we will transform and export our products. Pembina is committed to identifying and pursuing opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure that would extend Pembina's service offering even further along the hydrocarbon value chain. Cedar LNG will contribute to ensuring that hydrocarbons produced in the WCSB can reach the highest value markets throughout the world. This Project provides valuable egress to resilient and growing international markets to meet global energy demand and diversifies our exposure to end-use markets.
•To set ourselves apart, we will create a differentiated experience for our stakeholders. Cedar LNG sets a new standard of responsible and sustainable energy development. The partnership between the Haisla Nation and Pembina is based on shared values and a commitment to meaningful Indigenous equity ownership and equal participation. Once in service, it will contribute to the Haisla Nation’s long-term economic prosperity.

Capital Cost Estimate and Funding
Cedar LNG has obtained a detailed Class III level capital cost estimate of approximately US$3.4 billion (gross), including US$2.3 billion (gross), or approximately 70 percent, for the FLNG production unit, which is under a fixed-price, lump-sum agreement, and US$1.1 billion (gross) related to onshore infrastructure, owner’s costs, commissioning and start-up costs, financial assurances during construction, and other costs.
The total Project cost, including US$0.6 billion (gross) of interest during construction and transaction costs, is expected to be approximately US$4.0 billion (gross).
Cedar LNG is pursuing asset-level debt financing for approximately 60 percent of the Project cost and has engaged MUFG Bank, Ltd. to act as financial advisor on the project financing, with the remaining 40 percent to be financed through equity contributions from both partners. Simultaneously, the Haisla Nation, along with its financial advisor CIBC, has initiated the financing process to raise capital to fund the Haisla Nation’s 20 percent equity contribution to the Project. Pembina continues to anticipate its equity contribution will be funded from cash flow from operating activities.
Pembina's net investment of approximately US$2.0 billion represents a 50 percent interest in Cedar LNG, which will be financed through a combination of project debt and approximately US$0.8 billion of equity contributions. Pembina has invested approximately US$150 million (C$200 million) to the end of 2023 and expects incremental net contributions to be approximately US$225 million (C$300 million) through to the expected FID in the middle of 2024. Further, Pembina was required to provide financial assurances to advance upstream infrastructure projects, with a total of up to US$200 million (C$270 million) required in 2024. These financial assurances may become payable in the case of a negative FID or will be transferred to Cedar LNG in conjunction with a positive FID.
Once operational, Cedar LNG is expected to generate annual run-rate adjusted EBITDA of US$200 million to US$260 million, net to Pembina. The low-end of the adjusted EBITDA range represents the take-or-pay commitments, whereas the high-end includes potential contribution from incremental cargos and marketing upside.

FID and In-Service Timelines Remain on Target
Throughout 2023, Cedar LNG received all material regulatory approvals for the Project, including receiving an Environmental Assessment Certificate from the British Columbia government, a positive Decision Statement from the federal Minister of Environment and Climate Change, and a pipeline permit for the Cedar LNG Pipeline connection to CGL, as well as a LNG Facility Permit from the BC Energy Regulator.
Cedar LNG will continue to work closely with the federal and provincial governments to advance a best-in-class LNG project that is expected to be one of the lowest carbon emissions intensity facilities in the world and meaningfully contribute to the transition to a lower-carbon economy. Significant milestones have been completed to date and the Project is continuing to progress towards a FID by the middle of 2024, with an anticipated in-service date in late 2028.

About Pembina
Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for 70 years. Pembina owns an integrated network of hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and an export terminals business. Through our integrated value chain, we seek to provide safe and reliable energy solutions that connect producers and consumers across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit www.pembina.com.
Purpose of Pembina: We deliver extraordinary energy solutions so the world can thrive.
Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.
Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

About Haisla Nation
The Haisla Nation is the band government of the Haisla people. Our mission is to build a powerful, prosperous and proud community, healthy in mind, body and spirit. We believe in building a strong and thriving community, with healthy and happy members and a sustained and prosperous environment. We are about 1700 people, with the majority living in Kitamaat Village. We have lived off the land and waters of our traditional territory for thousands of years, and it remains the focus of all we do. We believe that careful and appropriate economic development will bring our people necessary self-sufficiency. Sustainable and realistic economic opportunities are increasingly available and promise benefits for our people – and for every British Columbian. We know that in order to attain strength and independence our Nation must work together – with government, business, the community, and internally – with a spirit of respect and partnership. For more information, visit www.haisla.ca.

About Cedar LNG
Cedar LNG is a partnership between the Haisla Nation and Pembina Pipeline Corporation to develop a floating LNG facility in Kitimat, British Columbia, Canada, within the traditional territory of the Haisla Nation. Strategically positioned to leverage Canada’s abundant natural gas supply and BC’s LNG infrastructure, Cedar LNG will be powered by renewable electricity from BC Hydro, making it one of the lowest carbon intensity LNG facilities in the world. More information on Cedar LNG can be found at www.cedarlng.com.

About ARC Resources
ARC Resources Ltd. is a pure-play Montney producer and one of Canada's largest dividend-paying energy companies, featuring low-cost operations and leading ESG performance. ARC's investment-grade credit profile is supported by commodity and geographic diversity and robust risk management practices around all aspects of the business. ARC's common shares trade on the Toronto Stock Exchange under the symbol ARX. For more information, please visit www.arcresources.com.

Forward-Looking Statements and Information
This news release contains certain forward-looking statements and forward-looking information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "continue", "anticipate", "will", "expects", "estimate", "potential", "planned", "future", "outlook", "strategy", "protect", "plan", "commit", "maintain", "focus", "ongoing", "believe" and similar expressions suggesting future events or future performance.

In particular, this news release contains forward-looking statements, including certain financial outlooks, pertaining to, without limitation, the following: expectations relating to Cedar LNG and the development of the Project, including the anticipated benefits, to Pembina and otherwise, therefrom; current and future activities and operations with respect to the Project, including expected emissions therefrom; expectations with respect to the timing of the final investment decision and in-service date in respect of the Project; estimates with respect to the capital and other development costs of the Project, including Pembina's portion thereof; the intentions of Pembina and the Haisla Nation with respect to the financing and funding of the costs of the Project, including the timing thereof; expectations with respect to the annual run-rate adjusted EBITDA of Cedar LNG; Pembina's intention to assign its liquefaction tolling services agreement with Cedar LNG to a third party following a final investment decision in respect of the Project; and expectations about industry activities and development opportunities, including outlooks for future international and national economic conditions and industry developments.

The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: prevailing commodity prices, margins and exchange rates, that Cedar's financial results will be consistent with management expectations in relation thereto, the availability and sources of capital, operating costs, ongoing utilization and future expansions, the ability to reach required commercial agreements, and the ability to obtain required regulatory approvals.

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties that could cause actual events or results to differ materially, including, but not limited to: the regulatory environment and decisions and Indigenous and landowner consultation requirements; the impact of competitive entities and pricing; reliance on key relationships, joint venture partners and agreements; labour and material shortages; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities, including changes in tax laws and treatment, changes in royalty rates, changes in regulatory processes or increased environmental regulation; fluctuations in operating results; adverse general economic and market conditions, including potential recessions in Canada, North America and worldwide resulting in changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, inflation rates, commodity prices, supply/demand trends and overall industry activity levels; constraints on, or the unavailability of, adequate supplies, infrastructure or labour; the political environment in North America and elsewhere, and public opinion; the ability to access various sources of debt and equity capital; adverse changes in credit ratings; counterparty credit risk; technology and cyber security risks; natural catastrophes; and certain other risks detailed in Pembina's Annual Information Form and Management's Discussion and Analysis, each dated February 22, 2024 for the year ended December 31, 2023, and from time to time in Pembina's public disclosure documents available at www.sedarplus.ca, www.sec.gov and through Pembina's website at www.pembina.com.

This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected by forward-looking statements contained herein. The forward-looking statements contained in this news release speak only as of the date of this news release. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. Management approved the Cedar LNG annual run-rate adjusted EBITDA guidance contained herein on April 3, 2024. The purpose of the Cedar LNG annual run-rate adjusted EBITDA guidance is to assist readers in understanding Pembina's expected and targeted financial results for Cedar LNG, and this information may not be appropriate for other purposes. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Non-GAAP and Other Financial Measures
Throughout this news release, Pembina has disclosed certain financial measures that are not specified, defined or determined in accordance with GAAP and which are not disclosed in Pembina's financial statements. Non-GAAP financial measures either exclude an amount that is included in, or include an amount that is excluded from, the composition of the most directly comparable financial measure specified, defined and determined in accordance with GAAP. These non-GAAP financial measures together with financial measures and ratios specified, defined and determined in accordance with GAAP, are used by management to evaluate the performance and cash flows of Pembina and its businesses, including the business of its equity accounted investees and to provide additional useful information respecting Pembina's financial performance and cash flows to investors and analysts.

In this news release, Pembina has disclosed the following non-GAAP financial measures: Cedar LNG annual run-rate adjusted EBITDA ,share. The non-GAAP financial measures disclosed in this news release do not have any standardized meaning under International Financial Reporting Standards ("IFRS") and may not be comparable to similar financial measures or ratios disclosed by other issuers. Such financial measures should not, therefore, be considered in isolation or as a substitute for, or superior to, measures and ratios of Pembina's financial performance, or cash flows specified, defined or determined in accordance with IFRS, including revenue and earnings.

Except as otherwise described herein, these non-GAAP financial measures are calculated on a consistent basis from period to period. Specific reconciling items may only be relevant in certain periods.

Adjusted EBITDA from Equity Accounted Investees
In accordance with IFRS, Pembina's jointly controlled investments are accounted for using equity accounting. Under equity accounting, the assets and liabilities of the investment are presented net in a single line item in the Consolidated Statement of Financial Position, "Investments in Equity Accounted Investees". Net earnings from investments in equity accounted investees are recognized in a single line item in the Consolidated Statement of Earnings and Comprehensive Income "Share of Profit from Equity Accounted Investees". The adjustments made to earnings are also made to share of profit from investments in equity accounted investees. Cash contributions and distributions from investments in equity accounted investees represent Pembina's share paid and received in the period to and from the investments in equity accounted investees.

12 Months Ended December 31	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions)
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Share of profit (loss) from equity accounted investees	109	171	233	108	(26)	82	—	—	316	361
Adjustments to share of profit from equity accounted investees:
Net finance costs	22	23	160	79	1	—	—	—	183	102
Income tax expense	—	—	41	14	—	—			41	14
Depreciation and amortization	150	149	207	138	25	25	—	—	382	312
Unrealized loss on commodity-related derivative financial instruments	—	—	16	27	—	—	—	—	16	27
Transaction costs incurred in respect of acquisitions and non-cash provisions	—	—	14	13	58	—	—	—	72	13
Total adjustments to share of profit from equity accounted investees	172	172	438	271	84	25			694	468
Adjusted EBITDA from equity accounted investees	281	343	671	379	58	107	—	—	1,010	829

For further information:

Investor Relations
(403) 231-3156
1-855-880-7404 (toll-free)
investor-relations@pembina.com

Media Relations
(403) 691-7601
1-844-775-6397 (toll-free)
media@pembina.com

www.pembina.com